1934 Act Registration No. 1- 14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑                    Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes                     No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:_______)

Siliconware Precision Industries Reports 0.4% Revenues Sequential Growth and EPS of NT$ 1.43 or EPADS of US$ 0.22 for 4Q 2006
Unconsolidated 4Q 2006 Financial Results
Capital Expenditure
Assembly Operation
About SPIL
Safe Harbor Statement
UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)2-2702-8898 ext105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 0.4% Revenues Sequential Growth
and EPS of NT$ 1.43 or EPADS of US$ 0.22 for 4Q 2006
Taichung, Taiwan, Jan 31, 2007 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 4Q 2006 was NT$ 14,666 million, representing 0.4% sequential growth QoQ and 1.0% growth compared to the same period of year 2005.
SPIL reported a net income of NT$ 3,877 million in 4Q 2006, compared with a net income of NT$ 3,136 million in 3Q 2006 and a net income of NT$ 3,625 million in 4Q 2005.
SPIL reported its sales revenues for the twelve-month period ended December 31, 2006 were NT$ 56,354 million, up 30.8% compared to the same period of year 2005.
For the twelve-month period ended December 31, 2006 net income was NT$ 13,329 million, compared with a net income of NT$ 8,244 million for the same period of year 2005.
Unconsolidated 4Q 2006 Financial Results
• Net revenue was NT$ 14,666 million, in which NT$ 13,372 million was from assembly business and NT$ 1,294 million was from testing business.
• Cost of goods sold was NT$ 10,474 million, and gross profit was NT$ 4,192 million, representing a gross margin of 28.6%.
• Operating expenses were NT$ 802 million, including selling expenses of NT$ 160 million, administrative expenses of NT$ 278 million, and R& D expenses of NT$ 364 million. Operating profit was NT$ 3,390 million, representing an operating margin of 23.1%.
• Net income was NT$ 3,877 million.
• Earnings per ordinary share for this quarter was NT$ 1.43, or earnings per ADS of US$ 0.22. Total weighted average outstanding ordinary shares for 4Q 2006 were 2,716 million shares.

SPIL 4Q 06	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
• Capital expenditure in 4Q 2006 totaled NT$ 2,170 million, in which NT$ 1,427 million were spent on assembly equipment, and NT$ 743 million were spent on testing equipment.
• The depreciation expenses in 4Q 2006 were NT$ 1,729 million, in which NT$ 1,202 million were from assembly business and NT$ 527 million were from testing business.
Assembly Operation
• Substrate products revenues accounted for 50% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 10%, up from 9% in previous quarter; lead frame products revenues accounted for 28%, down from 30% in previous quarter. Testing service generated 9% of total revenues in 4Q 2006.

SPIL 4Q 06	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and twelve months ended Dec 31, 2006 reflect our gains or losses attributable to the fourth quarter and twelve months, respectively, of 2006 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the twelve months ended Dec 31, 2006, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 06	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Dec 31, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2006			Dec 31, 2005		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	409,348	13,352,934	17	10,569,434	16	2,783,500	26
Accounts receivable	272,821	8,899,434	11	9,525,549	14	(626,115)	-7
Inventories	84,774	2,765,326	3	2,763,913	4	1,413	0
Other current assets	57,021	1,860,023	3	2,090,547	3	(230,524)	-11

Total current assets	823,964	26,877,717	34	24,949,443	37	1,928,274	8

Long-term investments	494,932	16,144,694	21	9,700,714	15	6,443,980	66
Fixed assets	1,819,819	59,362,482	77	52,775,646	80	6,586,836	12
Less accumulated depreciation	(831,523)	(27,124,284)	-35	(23,636,819)	-36	(3,487,465)	15

Net fixed assets	988,295	32,238,198	42	29,138,827	44	3,099,371	11

Other assets	79,576	2,595,771	3	2,667,987	4	(72,216)	-3

Total Assets	2,386,768	77,856,380	100	66,456,971	100	11,399,409	17

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	121,645	3,968,073	5	5,036,521	8	(1,068,448)	-21
Current portion of long-term debt	573	18,687	—	1,466,700	2	(1,448,013)	-99
Other current liability	152,041	4,959,562	7	4,251,575	6	707,987	17
Bonds payable	83,021	2,708,145	3	11,310,300	17	(8,602,155)	-76
Long-term loans	91,615	2,988,474	4	3,333,300	5	(344,826)	-10
Other liabilities	8,473	276,382	—	233,568	1	42,814	18

Total Liabilities	457,367	14,919,323	19	25,631,964	39	(10,712,641)	-42

Stockholders’ Equity
Capital stock	885,272	28,877,574	37	23,289,193	35	5,588,381	24
Capital reserve	449,009	14,646,673	19	8,853,379	13	5,793,294	65
Legal reserve	61,419	2,003,494	3	1,179,104	2	824,390	70
Special reserve	1,534	50,029	—	141,053	—	(91,024)	-65
Retained earnings	411,212	13,413,740	17	8,241,034	12	5,172,706	63
Unrealized gain or loss on financial instruments	146,081	4,765,148	6	(737)	—	4,765,885	—
Cumulated translation adjustment	(683)	(22,264)	—	(47,463)	—	25,199	-53
Net loss not recognized as pension cost	(55)	(1,787)	—	(1,828)	—	41	-2
Treasury stock	(24,388)	(795,550)	-1	(828,728)	-1	33,178	-4

Total Equity	1,929,401	62,937,057	81	40,825,007	61	22,112,050	54

Total Liabilities & Shareholders’ Equity	2,386,768	77,856,380	100	66,456,971	100	11,399,409	17

Forex ( NT$ per US$ )		32.62		32.90

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31					Sequential Comparison
	4Q 2006			4Q 2005	YOY	4Q 2006	3Q 2006	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	449,597	14,665,868	100.0	14,526,409	1.0	14,665,868	14,607,882	0.4
Cost of Goods Sold	(321,093)	(10,474,052)	-71.4	(10,369,639)	1.0	(10,474,052)	(10,642,425)	-1.6

Gross Profit	128,504	4,191,816	28.6	4,156,770	0.8	4,191,816	3,965,457	5.7

Operating Expenses
Selling Expenses	(4,909)	(160,125)	-1.1	(168,634)	-5.0	(160,125)	(215,641)	-25.7
Administrative Expenses	(8,510)	(277,592)	-1.9	(211,395)	31.3	(277,592)	(241,426)	15.0
Research and Development Expenses	(11,162)	(364,114)	-2.5	(247,396)	47.2	(364,114)	(315,186)	15.5

	(24,581)	(801,831)	-5.5	(627,425)	27.8	(801,831)	(772,253)	3.8

Operating Income	103,924	3,389,985	23.1	3,529,345	-3.9	3,389,985	3,193,204	6.2

Non-operating Income	25,116	819,276	5.6	587,564	39.4	819,276	265,777	208.3
Non-operating Expenses	(226)	(7,365)	-0.1	(432,811)	-98.3	(7,365)	(23,794)	-69.0

Income from Continuing Operations before Income Tax	128,813	4,201,896	28.7	3,684,098	14.1	4,201,896	3,435,187	22.3
Income Tax Credit (Expenses)	(9,974)	(325,353)	-2.2	(58,871)	452.7	(325,353)	(299,021)	8.8

Net Income	118,839	3,876,543	26.4	3,625,227	6.9	3,876,543	3,136,166	23.6

Earnings Per Ordinary Share		NT$1.43		NT$1.44			NT$1.16

Earnings Per ADS		US$0.22		US$0.22			US$0.17

Weighted Average Number of Shares Outstanding(’k)		2,716,477		2,516,506			2,694,832

Forex ( NT$ per US$)		32.62		32.90			33.15

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended on Dec 31, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2006 and 2005
	2006			2005	YOY
	USD	NTD	%	NTD	Change %
Net Sales	1,727,578	56,353,590	100.0	43,077,567	30.8
Cost of Goods Sold	(1,259,237)	(41,076,317)	-72.9	(33,473,519)	22.7

Gross Profit	468,341	15,277,273	27.1	9,604,048	59.1

Operating Expenses
Selling expenses	(22,831)	(744,754)	-1.3	(593,734)	25.4
Administrative expenses	(30,892)	(1,007,696)	-1.8	(797,639)	26.3
Research and development expenses	(36,609)	(1,194,178)	-2.1	(857,730)	39.2

	(90,332)	(2,946,628)	-5.2	(2,249,103)	31.0

Operating Income	378,009	12,330,645	21.9	7,354,945	67.7

Non-operating Income	64,654	2,109,006	3.7	1,116,504	88.9
Non-operating Expenses	(5,308)	(173,143)	-0.3	(875,048)	-80.2

Income Before Income Tax	437,355	14,266,508	25.3	7,596,401	87.8
Income Tax Credit (Expenses)	(28,744)	(937,627)	-1.7	(3,007)	31,081.5

Net Income from Continuing Operations	408,611	13,328,881	23.7	7,593,394	75.5
Cumulative Effect of Changes in Accounting Principle	—	—	—	650,508	—

Net Income	408,611	13,328,881	23.7	8,243,902	61.7

Earnings Per Ordinary Share		NT$4.91		NT$3.28

Earnings Per ADS		US$0.75		US$0.50

Weighted Average Number of Shares Outstanding(’k)		2,716,477		2,516,506

Forex ( NT$ per US$)		32.62		32.90

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended on Dec 31, 2006 and 2005
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2006		12 months, 2005
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	408,611	13,328,881	8,243,902
Depreciation	201,591	6,575,895	5,924,735
Amortization	15,319	499,710	515,040
Long-term investment (gain) loss recognized by equity method	(36,358)	(1,186,013)	(1,030,583)
Cash dividends received from long-term investment under equity method	5,388	175,742	198,805
Compensation interest payable on bonds payable	945	30,810	137,367
Foreign currency exchange gain on bonds payable	(3,469)	(113,157)	408,777
Change in working capital & others	23,759	775,004	(1,307,265)

Net cash flows provided from operating activities	615,784	20,086,872	13,090,778

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(320,606)	(10,458,172)	(7,970,018)
Proceeds from disposal of short-term investment	—	—	1,956,250
Payment for long-term investment	(14,931)	(487,050)	(157,050)
Proceeds from disposal of long-term investment	—	—	192,060
Payment for deferred charges/other changes	(4,644)	(151,473)	(402,516)

Net cash used in investing activities	(340,181)	(11,096,695)	(6,381,274)

Cash Flows from Financing Activities:
Payment of bonds payable repurchase	—	—	(800,000)
Repayment of long-term loan	(55,735)	(1,818,063)	(3,156,000)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(142,025)	(4,632,842)	(1,759,232)
Remuneration of directors and supervisors’ bonuses	(4,578)	(149,324)	(74,258)
Proceeds from the exercise of employee stock option /other charges	12,065	393,552	321,484

Net cash provided from financing activities	(190,272)	(6,206,677)	(5,468,006)

Net increase (decrease) in cash and cash equivalents	85,331	2,783,500	1,241,498

Cash and cash equivalents at the beginning of the period	324,017	10,569,434	9,327,936

Cash and cash equivalents at the end of the period	409,348	13,352,934	10,569,434

Forex ( NT$ per US $)		32.62	32.90

(1)	:	All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: Jan 31, 2007	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer